                                                    ---------------------------
                                                            OMB APPROVAL
                                                    ---------------------------
--------                                            OMB Number:       3235-0104
 FORM 3                                             Expires: September 30, 1998
--------                                            Estimated average burden
                                                    hours per response..... 0.5
                                                    ---------------------------

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

-----------------------------------------------------------------------------------------------------------------------------------
 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name and Ticker or        6. If Amendment, Date
                                              Statement                     Trading Symbol                      of Original
    ESL Investments, Inc.                     (Month/Day/Year)              ANC Rental Corporation (ANCX)       (Month/Day/Year)
----------------------------------------                                 ------------------------------------
     (Last)     (First)     (Middle)          October 5, 2000            5. Relationship of Reporting        -----------------------
   One Lafayette Place                     ----------------------------     Person(s) to Issuer              7. Individual or Joint/
----------------------------------------   3. I.R.S. Identification         (Check all applicable)              Group Filing (Check
             (Street)                         Number of Reporting              Director    X  10% Owner         Applicable Line)
                                              Person, if an entity       -----           -----                      Form filed by
   Greenwich,       CT        06830           (voluntary)                      Officer        Other (specify    --- One Reporting
--------------------------------------                                   -----           -----      below)          Person
      (City)      (State)      (Zip)       ----------------------------  (give title below)                      X  Form filed by
                                                                                                                --- More than One
                                                                         ------------------------------             Reporting Person
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            TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
-----------------------------------------------------------------------------------------------------------------------------------
 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
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Common Stock, par value $.01 per share             3,273,286(1)(5)                   (D)
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Common Stock, par value $.01 per share               763,618(2)(5)                   (D)
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Common Stock, par value $.01 per share                76,283(3)(5)                   (D)
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Common Stock, par value $.01 per share               994,686(4)(5)                   (D)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
*If the form is filed by more than one reporting person, see Instruction 5(b)(v).                                   SEC 1473 (3-99)

                                                        POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTIONS OF INFORMATION
                                                        CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS
                                                        A CURRENTLY VALID OMB CONTROL NUMBER.


FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect (I)
                                 Exercis-  tion             Title        Number                     (Instr. 5)
                                 able      Date                          of Shares

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None
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

Explanation of Responses:

(1) These securities are owned by ESL Partners, L.P., a Delaware limited partnership ("ESL").

(2) These securities are owned by ESL Limited, a Bermuda corporation
    ("Limited").

(3) These securities are owned by ESL Institutional Partners, L.P., a Delaware limited partnership ("Institutional").

(4) These securities are owned by ESL Investors, L.L.C. ("Investors").

(5) This Form 3 is filed on behalf of a group consisting of ESL, Limited, Institutional and Investors (collectively, the "ESL Parties"), RBS Partners, L.P. ("RBS Partners"), ESL Investment Management, LLC ("ESLIM"), RBS Investment Management, LLC ("RBSIM"), ESL Investments, Inc. ("Investments") and Edward S. Lampert. Pursuant to Section 16, RBS Partners, ESLIM, RBSIM, Investments and Mr. Lampert may be deemed indirect beneficial owners of the securities reported on this Form 3. The general partner of ESL and the manager of Investors is RBS Partners. The general partner of RBS Partners is Investments. ESLIM is the investment manager of Limited. RBSIM is the general partner of Institutional. Mr. Lampert is a controlling stockholder of Investments and is the managing member of RBSIM and ESLIM. Investments and Mr. Lampert each have less than a 40% interest in each of the ESL Parties. The securities reported as being owned by each of the ESL Parties reflect the total amount of securities beneficially owned by each such entity, which is greater than Mr. Lampert's or Investments' indirect pecuniary interest in such securities. RBSIM has less than a 40% interest in Institutional. The securities reported as being owned by Institutional reflect the total amount of securities beneficially owned by Institutional, which is greater than RBSIM's indirect pecuniary interest in such securities. ESLIM has less than a 40% interest in Limited. The securities reported as being owned by Limited reflect the total amount of securities beneficially owned by Limited, which is greater than ESLIM's indirect pecuniary interest in such securities. RBS Partners has less than a 40% interest in each of ESL and Investors. The securities reported as being owned by ESL reflect the total amount of securities beneficially owned by ESL, which is greater than RBS Partners' indirect pecuniary interest in such securities. The securities reported as being owned by Investors reflect the total amount of securities beneficially owned by Investors, which is greater than RBS Partners' indirect pecuniary interest in such securities.

                                                                            /s/ E.J. BIRD                        October 16, 2000
                                                                            ----------------------------------   ----------------
                                                                            Name:  E.J. Bird                            Date
                                                                            Title: Vice President
                                                                            **Signature of Reporting Person


**      Intentional misstatements or omissions of facts constitute Federal
Criminal Violations.   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

                            Joint Filer Information


Name:  ESL Partners, L.P.

Address: One Lafayette Place
         Greenwich, CT 06830

Designated Filer:  ESL Investments, Inc.

Issuer & Ticker Symbol:  ANC Rental Corporation (ANCX)

Date of Event Requiring Statement: October 5, 2000

Signature:  ESL PARTNERS, L.P.

            By:  RBS Partners, L.P., its general partner
            By:  ESL Investments, Inc., its general partner


                 By:  /s/ E.J. BIRD
                      ---------------
                      E.J. Bird
                      Vice President


Dated: October 16, 2000

                            Joint Filer Information


Name:  ESL Limited

Address: Hemisphere House
         9 Church Street
         Hamilton, Bermuda

Designated Filer:  ESL Investments, Inc.

Issuer & Ticker Symbol:  ANC Rental Corporation (ANCX)

Date of Event Requiring Statement: October 5, 2000

Signature:        ESL LIMITED


                  By: ESL Investment Management, LLC, its investment manager


                      By:  /s/ E.J. BIRD
                           ---------------
                           E.J. Bird
                           Member


Dated: October 16, 2000

                            Joint Filer Information


Name:  ESL Institutional Partners, L.P.

Address: One Lafayette Place
         Greenwich, CT 06830

Designated Filer:  ESL Investments, Inc.

Issuer & Ticker Symbol:  ANC Rental Corporation (ANCX)

Date of Event Requiring Statement: October 5, 2000

Signature:  ESL INSTITUTIONAL PARTNERS, L.P.

            By: RBS Investment Management, LLC, its general partner


                By:  /s/ E.J. BIRD
                     ---------------
                     E.J. Bird
                     Member


Dated: October 16, 2000

                            Joint Filer Information


Name:  ESL Investors, LLC

Address:  One Lafayette Place
          Greenwich, CT 06830

Designated Filer:  ESL Investments, Inc.

Issuer & Ticker Symbol:  ANC Rental Corporation (ANCX)

Signature:  ESL INVESTORS, LLC


            By:  /s/ E.J. BIRD
                 ---------------
                 E.J. Bird
                 Member


Dated: October 16, 2000

                            Joint Filer Information


Name:  RBS Investment Management, LLC

Address:  One Lafayette Place
          Greenwich, CT 06830

Designated Filer:  ESL Investments, Inc.

Issuer & Ticker Symbol:  ANC Rental Corporation (ANCX)

Date of Event Requiring Statement: October 5, 2000

Signature:  RBS  INVESTMENT MANAGEMENT, LLC


            By:  /s/ E.J. BIRD
                 ---------------
                 E.J. Bird
                 Member


Dated: October 16, 2000

                            Joint Filer Information


Name:  RBS Partners, L.P.

Address:  One Lafayette Place
          Greenwich, CT 06830

Designated Filer: ESL Investments, Inc.

Issuer & Ticker Symbol:  ANC Rental Corporation (ANCX)

Date of Event Requiring Statement: October 5, 2000

Signature:  RBS PARTNERS, L.P.,

            By:  ESL Investments, Inc., its general partner


                 By:  /s/ E.J. BIRD
                      ---------------
                      E.J. Bird
                      Vice President


Dated: October 16, 2000

                            Joint Filer Information


Name:  ESL Investment Management, LLC

Address:  One Lafayette Place
          Greenwich, CT 06830

Designated Filer:  ESL Investments, Inc.

Issuer & Ticker Symbol:  ANC Rental Corporation (ANCX)

Date of Event Requiring Statement: October 5, 2000

Signature:  ESL INVESTMENT MANAGEMENT, LLC


            By:  /s/ E.J. BIRD
                 ---------------
                 E.J. Bird
                 Member


Dated: October 16, 2000

                            Joint Filer Information


Name:  Edward S. Lampert

Address:  One Lafayette Place
          Greenwich, CT 06830

Designated Filer:  ESL Investments, Inc.

Issuer & Ticker Symbol:  ANC Rental Corporation (ANCX)

Date of Event Requiring Statement: October 5, 2000


Signature:  /s/ EDWARD S. LAMPERT
            ----------------------
            Edward S. Lampert


Dated: October 16, 2000